Free Writing Prospectus
Dated October 31, 2022
Filed Pursuant to Rule 433
Registration No. 333-267071

On October 31, 2022, Eargo, Inc. (“Eargo” or the “Company”) first began using the following letter to stockholders as part of its mailing to stockholders in connection with the Company’s rights offering (the “Rights Offering”). Certain information linked within this communication has been included in this filing below. The text of the letter can be viewed below:

Dear Stockholder,

We were so pleased to announce that Proposals No. 5 and No. 6, which related to our proposed rights offering, were recently approved by stockholders at our 2022 Annual Meeting of Stockholders. We are now able to go forward with our proposed rights offering. Stockholders of record as of the close of business on October 24, 2022 (the “record date”) are receiving this letter and certain other materials, which provide information on how you can exercise your rights to purchase 9.5151 additional shares of common stock for $0.50 per share for each right that you receive. We also recently launched a website for stockholders with further information regarding the rights offering, which you can visit at https://ir.eargo.com/rights-offering-information.

The rights offering gives stockholders the opportunity to purchase their pro rata portion of 375 million newly issued shares at a subscription price of $0.50 per share. Stockholders will receive one right for every share that they owned as of the record date. Each right entitles a stockholder to purchase 9.5151 shares. For example, a stockholder holding 1,000 shares as of the record date would receive rights entitling them to purchase 9,515 shares, at a price of $0.50 per share, in the rights offering.

We expect to use a substantial portion of the proceeds from the rights offering to repay the outstanding convertible notes issued to Patient Square Capital at a premium. Any convertible notes not repaid will convert into the shares of common stock not subscribed for in the rights offering. Therefore, depending on the level of participation in the rights offering, Patient Square Capital may own a substantial portion of our common stock following the rights offering (and up to 90.5% if none of our stockholders purchase shares in the rights offering). Participating in the rights offering will allow stockholders to maintain their percentage ownership in the company – or, in other words, reduce the level of dilution that they could incur from the conversion of Patient Square Capital’s convertible notes.

Following the completion of the rights offering, the company will have no debt to Patient Square.

We expect that the rights offering will raise between $22.5 million and $35 million in additional capital for the company, after taking into account applicable offering expenses and repayment of the convertible notes. The net proceeds received by the company from the rights offering will depend on both the level of stockholder participation and the timing of the rights offering.

We intend to close the rights offering on or before November 25, 2022. The expiration date for participation in the rights offering is November 17, 2022 for U.S. holders and November 10, 2022 for non-U.S. holders. Please review the enclosed prospectus and the other rights offering materials for information regarding delivery of payment, documentation required and important deadlines to participate in the rights offering.

In connection with the rights offering, the company filed a registration statement on Form S-1 (File No. 333-267071) on August 25, 2022, which includes the enclosed prospectus, and an amended registration statement on October 25, 2022 (as amended, the “Registration Statement”). Stockholders are urged to read the Registration Statement and the documents incorporated by reference therein before making any investment decision because it contains important information regarding the company and the rights offering transaction.

Sincerely,

Christian Gormsen
President and Chief Executive Officer

On October 31, 2022, Eargo issued a press release announcing the launch of the Rights Offering. Certain information linked within this communication has been included in this filing below. The contents of the press release can be found below:

EARGO ANNOUNCES COMMENCEMENT OF RIGHTS OFFERING

SAN JOSE, Calif., Oct. 31, 2022 (GLOBE NEWSWIRE) – Eargo, Inc. (“Eargo” or the “Company”) (NASDAQ: EAR), a medical device company on a mission to improve the quality of life for people with hearing loss, today announced that it has commenced a rights offering for up to 375 million newly issued shares of its common stock (the “Rights Offering”) and that it has launched its rights offering website. Stockholders of record at the close of business on October 24, 2022 will be receiving a final prospectus and related documents for use in exercising the subscription rights and may visit Eargo’s rights offering website for more information here.

In the Rights Offering, the Company will distribute to holders of Eargo’s common stock non-transferable rights to purchase up to an aggregate of 375,000,000 shares. Each right consists of a basic subscription privilege to purchase 9.5151 shares of common stock at a subscription price of $0.50 per whole share and an oversubscription privilege. The rights under the basic subscription privilege will be distributed in proportion to stockholders’ holdings on the Record Date. If a stockholder exercises his or her basic subscription right in full, and other stockholders do not, such stockholder will be entitled to an oversubscription privilege to purchase a portion of the unsubscribed shares at the subscription price, subject to proration and certain limitations.

The Company expects to use a substantial portion of the proceeds from the proposed Rights Offering to repay the outstanding convertible notes issued to Patient Square Capital at a premium. The Company expects that the Rights Offering will raise between $22.5 million and $35.0 million in additional capital, after taking into account offering expenses and repayment of the convertible notes. Any notes not repaid will convert into the shares of common stock not subscribed for in the Rights Offering. The amount of common stock that Patient Square Capital will receive upon conversion of its notes will depend on the timing and level of participation of the Company’s stockholders in the Rights Offering.

The Company intends to close the Rights Offering on or before November 25, 2022. The rights will expire if they are not exercised by 5:00 p.m., New York City time, on November 17, 2022 for U.S. holders and 11:00 a.m., New York City time, on November 10, 2022 for non-U.S. Holders, subject to the Company’s decision to extend the period for exercising the rights.

The Rights Offering will be made only by means of a prospectus, which was filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2022. This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful. Any offer will be made only by means of a prospectus.

About Eargo

Eargo is a medical device company on a mission to improve hearing health. Our innovative products and go-to-market approach address the major challenges of traditional hearing aid adoption, including social stigma, accessibility and cost. We believe our Eargo hearing aids are the first virtually invisible, rechargeable, completely-in-canal, FDA-regulated, Class I or Class II exempt devices indicated to compensate for mild to moderate hearing loss. Our differentiated, consumer-first approach empowers consumers to take control of their hearing. Consumers can purchase online or over the phone and get personalized and convenient consultation and support from hearing professionals via phone, text, email or video chat. Eargo hearing aids are offered to consumers at approximately half the cost of competing hearing aids purchased through traditional channels in the United States.

Eargo’s sixth generation device, Eargo 6, is an FDA Class II exempt hearing device featuring Sound Adjust technology that automatically optimizes the soundscape as the user moves between environments. Eargo 6 is available for purchase here.

Related Links
http://eargo.com

Investor Contact
Nick Laudico
Senior Vice President of Corporate Strategy and Investor Relations
ir@eargo.com

On October 31, 2022, Eargo launched a website in connection with the Rights Offering. A copy of the materials can be found below:

QUESTIONS & ANSWERS (Q&A)

HOW TO PARTICIPATE

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How do I exercise my rights?

If you wish to participate in the Rights Offering, you must take the following steps, unless your shares are held by a broker, dealer or other nominee:

- deliver payment to the subscription agent using the method outlined in the prospectus relating to the Rights Offering (the "Prospectus"); and
- deliver a properly completed rights certificate (the “rights certificate”) to the subscription agent before 5:00 p.m., New York City time, on November 17, 2022, unless the expiration date is extended.

Please note that if you hold your shares in “street name” through a broker, dealer, or other nominee who uses the services of the Depository Trust Company (“DTC”), DTC must receive the subscription instructions, Notice of Guaranteed Delivery (if applicable), and payment for the new shares before 2:15 p.m., New York City time, on the expiration date. See “The Rights Offering — Procedures for DTC Participants” in the Prospectus for further information.

If you cannot deliver your rights certificate to the subscription agent before the expiration of the Rights Offering, you may use the procedures for guaranteed delivery as described in the Prospectus under “The Rights Offering – Guaranteed Delivery Procedures” beginning on page 28 of the Prospectus.

If you send a payment that is insufficient to purchase the number of shares of common stock you requested, or if the number of shares of common stock you requested is not specified in the forms, the payment received will be applied to exercise your rights to the fullest extent possible. If the payment exceeds the subscription price for the full exercise of your rights (to the extent specified by you), the excess will be refunded to you, in the manner in which made. You will not receive interest on any payments refunded to you.

What should I do if I want to participate in the Rights Offering, but my shares are held in the name of my broker, dealer, or other nominee?

If you hold your shares of our common stock in “street name” through a broker, dealer or other nominee, then your broker, dealer or other nominee is the record holder of the shares you own. The record holder must exercise the rights on your behalf for the shares of common stock you wish to purchase.

If you wish to participate in the Rights Offering and purchase shares of common stock, please promptly contact the record holder of your shares. We will ask your broker, dealer, or other nominee to notify you of the Rights Offering. You should complete and return to your nominee that is the record holder of the shares you own the form entitled “Beneficial Owner Election.” You should receive this form from your nominee that is the record holder of the shares you own with the other Rights Offering materials. Holders in certain jurisdictions who hold through a nominee may be required to provide additional information to their nominees in order to exercise their Rights.

Please note that if you hold your shares in “street name” through a broker, dealer, or other nominee who uses the services of DTC, DTC must receive the rights certificate, Notice of Guaranteed Delivery (if applicable), and payment for the new shares before 2:15 p.m., New York City time, on the expiration date. See “The Rights Offering — Procedures for DTC Participants” in the Prospectus for further information.

To whom should I send my forms and payment?

If you wish to participate in this Rights Offering, you must take the following steps, unless your shares are held by a broker, bank or other nominee:

- deliver payment to the subscription agent using the method outlined in the Prospectus under “The Rights Offering — Method of Payment”; and
- deliver a properly completed rights certificate to the subscription agent at or before 5:00 p.m., New York City time, on November 17, 2022, unless the expiration date is extended.

If you are the record holder, then you should send your rights certificate by first class mail, express mail, courier or other expedited service to:

Continental Stock Transfer & Trust Company, LLC
Attn: Corporate Actions
1 State Street, 30th Floor
New York, NY 10004

If you hold your shares of common stock in “street name” through a brokerage account, bank, or other nominee, you will not receive a physical rights certificate. Instead, you must instruct your broker, bank, or nominee whether or not to exercise rights on your behalf. If you wish to obtain a separate rights certificate, you should promptly contact your broker, bank, or other nominee and request a separate rights certificate. It is not necessary to have a physical rights certificate to elect to exercise your rights if your shares are held by a broker, bank, or other nominee. Please note that if you hold your shares in “street name” through a broker, dealer, or other nominee who uses the services of DTC, DTC must receive the rights certificate, Notice of Guaranteed Delivery (if applicable), and payment for the new shares before 2:15 p.m., New York City time, on the expiration date. See “The Rights Offering — Procedures for DTC Participants” in the Prospectus for further information.

You are solely responsible for completing delivery to the subscription agent of your rights certificate, Notice of Guaranteed Delivery (if applicable), and payment, and any other document required by the subscription agent. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.

BACKGROUND OF THE RIGHTS OFFERING

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What is the Note Purchase Agreement?

On June 24, 2022, the Company entered into an agreement (the “Note Purchase Agreement”) with an affiliate of Patient Square Capital (such affiliate and any subsequent holder of the Notes under the Note Purchase Agreement, the “Noteholders”) and Drivetrain Agency Services, LLC, as administrative agent and collateral agent (the “Administrative Agent”). Pursuant to the Note Purchase Agreement, we agreed to issue and sell up to $125 million (the “Financing”) in senior secured convertible notes (the “Notes”). The Notes will be convertible into shares (“Conversion Shares”) of common stock, as further described below.

On June 28, 2022, we closed (the "First Tranche Closing") the initial issuance of $100 million of Notes (the "First Tranche"), and the Noteholders have agreed to purchase up to an additional $25 million of Notes, subject to the terms and conditions of the Note Purchase Agreement (the "Second Tranche"). As the Note Purchase Agreement presented potential dilution to our existing stockholders, we negotiated for the inclusion of the Rights Offering to allow our existing stockholders to purchase additional shares of common stock and reduce the level of dilution that they could incur.

The Note Purchase Agreement provides that we must complete the Rights Offering by December 24, 2022. If the Rights Offering is completed by November 25, 2022 (the 150th day following the closing of the First Tranche) and our stockholders subscribe for and purchase in the Rights Offering at least 75 million shares of our common stock, upon the completion of the Rights Offering, all of the outstanding Notes will automatically convert into:

- A number of shares equal to the number of rights offering shares not subscribed for; *plus*
- Cash in an amount equal to the gross proceeds from the sales of shares in the rights offering in excess of the first 75 million shares.

If less than 75 million shares of our common stock are subscribed for and purchased in the Rights Offering completed by November 25, 2022 or the Rights Offering is completed after November 25, 2022 but by December 24, 2022, subject to the conditions contained in the Note Purchase Agreement:

- The Company will issue up to $25 million in additional convertible notes to Patient Square Capital;
- The total gross proceeds of the Rights Offering will be used to redeem the notes at a repayment value of 1.5x; and
- The remainder of the convertible notes not redeemed will convert into a number of shares equal to the number of rights offering shares not subscribed for.

How will the Note Purchase Agreement and Rights Offering affect our common stock?

Depending on the level of participation of our stockholders in the Rights Offering, our stockholders may experience substantial dilution of their holdings and the Noteholders may obtain a controlling interest in our common stock (up to approximately 90.5% of our outstanding common stock).

The sections below provide certain information regarding the effect of the Rights Offering in various scenarios based on the numbers of shares of common stock our existing stockholders subscribe for and whether the Rights Offering is completed before or after November 25, 2022. Note that we intend to complete the Rights Offering on or before November 25, 2022, unless our board of directors elects to extend the Rights Offering in its discretion.

Rights Offering Completed by November 25, 2022

The following table depicts the pro forma effect on the ownership of our fully diluted common stock as of September 30, 2022, as well as the proceeds to the Company as a result of the Rights Offering, any additional amounts to be received from the Noteholders upon a potential issuance of the Second Tranche and any cash payments the Company may be required to make to the Noteholders upon conversion of the Notes, assuming the Rights Offering is completed by November 25, 2022.

Four scenarios are shown:

- Existing stockholders subscribe for and purchase zero shares of our common stock in the Rights Offering;
- Existing stockholders subscribe for and purchase 74 million shares of our common stock in the Rights Offering, a level that is below the 75 million share threshold at or above which there would be no Notes issued as part of a Second Tranche;
- Existing stockholders subscribe for and purchase 75 million shares of our common stock in the Rights Offering, the threshold level at which the Second Tranche of the Notes would not be issued; and
- Existing stockholders subscribe for and purchase the full 375 million shares of our common stock in the Rights Offering.

			Pro Forma for the Rights Offering (if completed by November 25, 2022)(1)							
	As of September 30, 2022		0 Stockholder Subscriptions		74,000,000 Stockholder Subscriptions		75,000,000 Stockholder Subscriptions		375,000,000 Stockholder Subscriptions	
Shareholdings	**Shares**	**% of Common**	**Shares**	**% of Common**	**Shares**	**% of Common**	**Shares**	**% of Common**	**Shares**	**% of Common**
Existing Stockholders(2)	39,054,983	99.1%	39,054,983	9.4%	112,386,380	27.1%	113,377,345	27.4%	410,666,791	99.1%
Noteholders	—	0.0%	375,000,000	90.5%	301,000,000	72.6%	300,000,000	72.4%	—	0.0%
Directors and Executive Officers(3)	356,086	0.9%	356,086	0.1%	1,024,689	0.2%	1,033,724	0.2%	3,744,278	0.9%
Net Proceeds to the Company			**Proceeds and Repayments ($)**							
Gross Proceeds to Company from the Rights Offering				—	$	37,000,000	$	37,500,000	$	187,500,000
Plus proceeds to the Company from the Second Tranche			$	25,000,000	$	333,333		—		—
Less cash repayments to the Noteholders upon conversion of the Notes				—		—		—	$	(150,000,000)
Net Proceeds to the Company(4)			$	25,000,000	$	37,333,333	$	37,500,000	$	37,500,000

1. Assumes existing stockholders and directors and executive officers participate in the Rights Offering in equal proportions to the outstanding shares of common stock beneficially owned by them.

Rights Offering Completed After November 25, 2022 But By December 24, 2022

The following table depicts the pro forma effect on the ownership of our fully diluted common stock as of September 30, 2022, as well as the proceeds to the Company as a result of the Rights Offering, any additional amounts to be received from the Noteholders upon a potential issuance of the Second Tranche and any cash payments the Company may be required to make to the Noteholders upon conversion of the Notes, assuming the Rights Offering is completed after November 25, 2022 but by December 24, 2022.

Three scenarios are shown, in each case assuming the Second Tranche of the Notes are issued prior to the Rights Offering:

- Existing stockholders subscribe for and purchase zero shares of our common stock in the Rights Offering;
- Existing stockholders subscribe for and purchase 75 million shares of our common stock in the Rights Offering; and
- Existing stockholders subscribe for and purchase the full 375 million shares of our common stock in the Rights Offering.

			Pro Forma for the Rights Offering (if completed between November 25, 2022 and December 24, 2022)(1)					
	As of September 30, 2022		0 Stockholder Subscriptions		75,000,000 Stockholder Subscriptions		375,000,000 Stockholder Subscriptions	
Shareholdings	**Shares**	**% of Common**	**Shares**	**% of Common**	**Shares**	**% of Common**	**Shares**	**% of Common**
Existing Stockholders(2)	39,054,983	99.1%	39,054,983	9.4%	113,377,345	27.4%	410,666,791	99.1%
Noteholders	—	0%	375,000,000	90.5%	300,000,000	72.4%	—	0.0%
Directors and Executive Officers(3)	356,086	0.9%	356,086	0.1%	1,033,724	0.2%	3,744,278	0.9%

Net Proceeds to the Company	**Proceeds and Repayments ($)**		
Gross Proceeds to Company from the Rights Offering	—	$ 37,500,000	$ 187,500,000
Plus proceeds to the Company from the Second Tranche	$ 25,000,000	$ 25,000,000	$ 25,000,000
Less cash repayments to the Noteholders upon conversion of the Notes	—	$ (37,500,000)	$ (187,500,000)
Net Proceeds to the Company(4)	$ 25,000,000	$ 25,000,000	$ 25,000,000

1. Assumes existing stockholders and directors and executive officers participate in the Rights Offering in equal proportions to the outstanding shares of common stock beneficially owned by them.
2. Excludes shares of common stock that may be acquired by the Noteholders or are beneficially owned by the Company's directors and executive officers. Also excludes any shares of common stock issued or that may be issued after September 30, 2022, including as a result of the exercise of stock options or vesting of RSUs under the Company's equity incentive plans, other than the shares issued in the Rights Offering.

3. Represents the outstanding shares of common stock beneficially owned by the Company's directors and executive officers, including through affiliated entities as to which the directors and executive officers disclaim beneficial ownership of the shares. Excludes shares of common stock that may be acquired by the Company's directors and executives within 60 days of September 30, 2022, including as a result of the settlement of vested RSUs, the vesting of RSUs or the exercise of stock options. For additional information, see "Stockholder Ownership of Certain Beneficial Owners" in the Prospectus.
4. All amounts are before deduction of any fees and expenses payable for SEC filing fees, Nasdaq listing costs, fees payable to legal, financial and other advisors and miscellaneous costs associated with the transactions described elsewhere herein.

MECHANICS OF THE RIGHTS OFFERING

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What is the Rights Offering?

The Rights Offering is a distribution of rights (the "rights") on a pro rata basis to our holders (collectively, "stockholders") who hold shares as of 5:00 p.m., New York City time, on October 24, 2022 (the "record date"). "Pro rata" means, in proportion to the number of total shares of our common stock, par value $0.0001 per share (the "common stock") that our stockholders hold on the record date have purchased by exercising their basic subscription privileges. You will receive one right for every share of our common stock.

Why are we conducting the Rights Offering?

We have experienced losses and negative cash flows from operations since the Company's inception, and we expect to incur additional substantial losses in the future. Given our need for additional capital to fund our operations, our board of directors, management and financial advisors devoted significant time and effort into exploring the Company's strategic alternatives, including potential financing transactions to generate requisite capital to support the Company's short- and long-term business strategies, and a potential sale of the Company.

As a result of this process led by our board of directors, we entered into the Note Purchase Agreement (as defined below). As the Note Purchase Agreement presented potential dilution to our existing stockholders, we negotiated for the inclusion of the Rights Offering to allow our existing stockholders to purchase additional shares of common stock and reduce the level of dilution that they could incur.

We expect to use the net proceeds from the Rights Offering to redeem the Notes as required under the Note Purchase Agreement and, to the extent there are remaining net proceeds, for general corporate purposes. See “Use of Proceeds” in the Prospectus for further information.

What is a right?

Each right entitles its holder to purchase 9.5151 shares of our common stock at a subscription price of $0.50 per whole share of common stock. Each right carries with it a basic subscription privilege and an oversubscription privilege, subject to certain limitations described below.

How was the subscription price of $0.50 per share of common stock determined?

The subscription price was determined in the Note Purchase Agreement, after negotiation with Patient Square Capital, to be $0.50 per share. The subscription price does not necessarily reflect the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. You should not consider the subscription price to be an indication of the fair value of the common stock.

What is the basic subscription privilege?

The basic subscription privilege of each right entitles you to purchase 9.5151 shares at a subscription price of $0.50 per whole share.

What is the oversubscription privilege?

Subject to certain limitations described below, the oversubscription privilege of each right entitles you, if you fully exercise your basic subscription privilege, to subscribe for additional shares of our common stock at the same $0.50 subscription price per share up to that number of shares of common stock that are offered in the Rights Offering but are not purchased by the other record holders under their basic subscription privilege.

Our board of directors has decided that it is in the best interest of the Company that the oversubscription privilege be subject to certain limitations as discussed below.

What are the limitations of the oversubscription privilege?

We will be able to satisfy your exercise of the oversubscription privilege only if other rights holders do not fully exercise their basic subscription privileges. If sufficient shares of our common stock are available, we will honor the oversubscription requests in full, subject to the limitations below.

If oversubscription requests exceed the number of shares which are available, we will allocate the available shares pro rata among those rights holders who oversubscribed based on the number of shares each rights holder subscribed for under the basic subscription privilege. Only record date stockholders who exercise in full all rights issued to them are entitled to exercise the oversubscription privilege. Notwithstanding the foregoing,

- no shares of common stock will be issued upon exercise of the oversubscription privilege by ***a particular stockholder*** to the extent that such issuance would result in such stockholder, or a "person" or "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that includes such stockholder, beneficially owning in excess of 9.9% of the outstanding shares of common stock upon completion of the Rights Offering; and
- no shares of common stock will be issued upon exercise of the oversubscription privilege by ***any or all stockholders*** to the extent that the number of shares subscribed for in the Rights Offering (including pursuant to the oversubscription privilege) would exceed 75 million shares in the aggregate (i.e., in the event the total number of shares subscribed for, including oversubscriptions, exceeds 75 million, stockholders' oversubscriptions will be cut back on a pro rata basis (based on the extent to which the oversubscriptions exceed, on a percentage basis, the underlying rights) until the total number of shares subscribed for, including oversubscriptions, is 75 million or all oversubscriptions have been fully cut back to zero).

Will fractional shares be issued upon exercise of the rights?

No. We will not issue fractional shares of common stock in the Rights Offering. After aggregating all of the shares subscribed for by a particular stockholder, any fractional shares of our common stock created by the exercise of the rights by that stockholder will be rounded down to the nearest whole share, with such adjustments as may be necessary to ensure that we offer 375,000,000 shares of common stock in the Rights Offering. Any excess subscription payments received by the subscription agent in respect of fractional shares will be returned promptly after the expiration of the Rights Offering, in the manner in which made, without interest or deduction.

Has our board of directors or the Company made a recommendation to our stockholders whether to exercise or let lapse their rights in the Rights Offering?

No. Neither the Company nor our board of directors has, or will, make any recommendation to stockholders whether to exercise or let lapse their rights in the Rights Offering. You should make an independent investment decision about whether to exercise or let lapse your rights based on your own assessment of our business and the Rights Offering. Stockholders who exercise rights risk the loss of their investment.

Will the directors and executive officers participate in this Rights Offering?

To the extent they hold common stock as of 5:00 p.m., New York City time, on the record date, our directors and executive officers are entitled to participate in this Rights Offering on the same terms and conditions applicable to all rights holders.

Will I be charged a sales commission or a fee if I exercise my rights?

No. We will not charge a brokerage commission or a fee to rights holders for exercising their rights. However, if you exercise your rights through a broker or nominee, you will be responsible for any fees charged by your broker or nominee.

Are there any conditions to my right to exercise my rights?

Our obligation to consummate the Rights Offering is condition upon, among other things, Nasdaq approving for listing, subject to official notice of issuance, the shares of our common stock issuable upon exercise of the Rights.

We intend to complete the Rights Offering on or before November 25, 2022, unless our board of directors elects to extend the Rights Offering in its discretion. We may cancel or terminate the Rights Offering, in whole or in part, at any time in our sole discretion. If we cancel or terminate the Rights Offering, in whole or in part, all affected rights will expire without value, and all subscription payments received by the subscription agent will be returned promptly, without interest or deduction.

May I participate in this Rights Offering if I sell my common stock after the record date?

The record date for this Rights Offering is October 24, 2022. If you own common stock as of the record date, you will receive rights and may participate in this offering even if you subsequently sell your common stock.

How soon must I act to exercise my rights?

The rights may be exercised beginning on October 31, 2022 through 5:00 p.m., New York City time, on November 17, 2022, the expiration date of the Rights Offering, unless extended by us. Please note that if you hold your shares in “street name” through a broker, dealer, or other nominee who uses the services of DTC, DTC must receive the rights certificate, Notice of Guaranteed Delivery (if applicable), and payment for the new shares before 2:15 p.m., New York City time, on the expiration date. See “The Rights Offering – Procedures for DTC Participants” in the Prospectus for further information.

If you elect to exercise any rights, the subscription agent must actually receive all required documents and payments from you or your broker or nominee at or before the expiration date. We have the option of extending the expiration date of the subscription period in our sole discretion.

When will I receive my rights certificate?

As promptly as reasonably practicable after the date of the Prospectus, the subscription agent will send a rights certificate to each registered holder of our common stock as of 5:00 p.m., New York City time, on the record date, based on our stockholder registry maintained at the transfer agent for our common stock. If you hold your shares of common stock through a brokerage account, bank or other nominee, you will not receive an actual rights certificate. Instead, as described in the Prospectus, you must instruct your broker, bank or nominee whether or not to exercise rights on your behalf. If you wish to obtain a separate rights certificate, you should promptly contact your broker, bank or other nominee and request a separate rights certificate.

May I sell, transfer or assign my rights?

No. You may not transfer, sell or assign any of your rights, except that rights will be transferable by operation of law (e.g., by death) or by such holders that are closed-end funds to funds affiliated with such holder. For purposes of any such transfer by a closed-end fund, “affiliated” means each other funds that owns or controls directly or indirectly the holder and any fund that controls or is controlled by or is under common control with the holder. The rights are non-transferable and will not be listed on any securities exchange or included in any automated quotation system. Therefore, there will be no market for the rights.

Will I be able to trade my rights on the Nasdaq?

No.

Am I required to subscribe in the Rights Offering?

No.

Am I required to exercise any or all of the rights I receive in the Rights Offering?

No. You may exercise any number of your rights, or you may choose not to exercise any rights. If you do not exercise any rights, the number of shares of our common stock that you own will not change.

Is the Company requiring a minimum subscription to complete the Rights Offering?

No.

Can the board of directors cancel, terminate, amend or extend the Rights Offering?

Yes. Our board of directors may decide to cancel or terminate the Rights Offering at any time before the expiration of the Rights Offering and for any reason. If our board of directors cancels or terminates the Rights Offering, we will issue a press release notifying stockholders of the cancellation or termination, and any money received from subscribing stockholders will be promptly returned, without interest or deduction.

We may amend the terms of the Rights Offering or extend the subscription period of the Rights Offering.

Will my percentage ownership interest in the Company be diluted by the Rights Offering?

Your ownership interest will be diluted to the extent that you do not exercise your rights.

As a result of the transactions under the Note Purchase Agreement and the Rights Offering, to the extent you do not exercise your rights, you will lose any value represented by your unexercised rights and the percentage that your original shares of common stock represent of our increased equity will be diluted.

If I exercise rights in the Rights Offering, may I cancel or change my decision?

No. Unless our board of directors cancels or terminates the Rights Offering, all exercises of rights are irrevocable. You should not exercise your rights unless you are certain that you wish to purchase shares of common stock at a price of $0.50 per share. See "Summary — Recent Developments" and "Risk Factors — Risks Related to the Rights Offering — There may be material developments regarding us during the subscription period" in the Prospectus for further information. In considering whether to exercise your rights, you should consider that all exercises of rights are irrevocable, even if you subsequently learn information about us that you consider to be unfavorable.

How much money will the Company receive from the Rights Offering?

Assuming the Rights Offering is consummated before November 25, 2022 and is fully subscribed, we expect to receive aggregate net proceeds from this offering of approximately $35.0 million, after deducting estimated offering expenses incurred by us relating to the Rights Offering.

The estimated net proceeds we will receive from the Rights Offering and the sale of any additional Notes to the Noteholders, after the payment of $2.5 million of estimated expenses of the offering and the repayment of the Notes at their Repayment Value from the proceeds of the offering, will range from only $22.5 million to $35.0 million. We expect to use such proceeds for general corporate purposes.

For more information regarding the net proceeds to the Company in different scenarios based on the timing and stockholder subscription in the Rights Offering, please refer to the question in this Q&A titled "How will the Note Purchase Agreement and Rights Offering affect our common stock?" and "Use of Proceeds" in the Prospectus.

Are there risks in exercising my rights?

Yes. The exercise of your rights involves risks. Exercising your rights means buying shares of our common stock, and should be considered as carefully as you would consider any other equity investment.

We urge you to carefully read the section titled "Risk Factors" beginning on page 10 of the Prospectus and the section titled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2021 and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022 and June 30, 2022, and all other information included or incorporated by reference in the Prospectus in its entirety before you decide whether to exercise your rights.

How many shares of common stock will be outstanding immediately after the Rights Offering?

As of October 24, 2022, we had 39,411,069 issued and outstanding shares of common stock. In this Rights Offering, we are offering the right to purchase 375 million shares of common stock. If the Rights Offering is not fully subscribed, then a portion of the Notes will convert into the shares that were not subscribed for in the Rights Offering. As a result, following the Rights Offering and conversion of the Notes, we expect to have approximately 414,411,069 issued and outstanding shares of common stock.

Is the Rights Offering similar to a forward stock split?

No. These are completely different corporate actions. Among other differences between these actions, the numbers of shares owned by a stockholder is increased in a forward stock split by giving each stockholder an additional number of shares of common stock per each share owned. For example, a 5-for-1 forward stock split would give an additional four shares of common stock to each holder of record, such that each share held by the holder before the split would be five shares after the split. In contrast, no increase in shares owned by any stockholder will occur as a result of the Rights Offering; rather, each stockholder of record as of October 24, 2022, the record date for the Rights Offering, will be entitled to purchase 9.5151 shares of common stock for each right received. If every stockholder of record subscribes for the full number of shares underlying their Rights, then the outstanding shares of the Company following the Rights Offering will look as if we completed a 9.5151-for-1 forward stock split. See "How will the Note Purchase Agreement and Rights Offering affect our common stock?" in this Q&A for more information.

Is the Rights Offering similar to a reverse stock split?

No. These are completely different corporate actions. Among other differences between these actions, the numbers of shares owned by a stockholder is reduced in a reverse stock split. No reduction in shares owned by any stockholder will occur as a result of the Rights Offering. However, depending on the number of shares subscribed for in the Rights Offering, our existing stockholders may incur substantial dilution. See "How will the Note Purchase Agreement and Rights Offering affect our common stock?" in this Q&A for further information.

At our annual meeting of stockholders on October 12, 2022 (the "2022 Annual Meeting"), our stockholders approved a reverse stock split proposal granting our board of directors the authority, without further action by the stockholders, to carry out a reverse stock split of our common stock, with the exact exchange ratio and timing to be determined at the discretion of the board of directors and set forth in a public announcement. Our board of directors may determine in its discretion not to effect the reverse stock split or may determine to effect the reverse stock split even if the trading price of our common stock is at or above the $1.00 per share minimum bid price required for continued listing under Nasdaq rules. If the board of directors effects a reverse stock split, the Company will file an amendment to the amended and restated certificate of incorporation (the "Reverse Stock Split Amendment") with a ratio in the range of 1-for-5 and 1-for-50 with respect to the issued and outstanding common stock. A reverse stock split will also affect outstanding options and restricted stock units. However, any Reverse Stock Split Amendment would not change the number of authorized shares of common stock or preferred stock, the par value of common stock or preferred stock or the relative voting power of our stockholders. A reverse stock split, if effected, would affect all of our holders of common stock uniformly, including holders of common stock purchased in this Rights Offering.

Will this rights offering result in the Company "going private" for purposes of Rule 13e-3 of the Exchange Act?

We have no current plans to take the Company private. The Rights Offering will not result in Eargo becoming a private company, nor is it designed in furtherance of any similar take-private transaction. The Rights Offering may, however, substantially impact the ownership of the Company's capital stock, especially if our current stockholders do not significantly participate. For example, Noteholders could own up to approximately 90.5% of our outstanding common stock following the consummation of the Rights Offering and the subsequent issuance of Conversion Shares if no stockholders participate in the Rights Offering. If current shareholders do not significantly participate in the Rights Offering, the Noteholders may have a significant or controlling interest in our voting stock and representation on our Board following the Rights Offering, in which case they would be able to exert substantial influence over our business and the affairs of the Company.

If the Rights Offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the Rights Offering. If the Rights Offering is not completed, we will promptly instruct the subscription agent to return your payment in full. If you own shares in "street name," it may take longer for you to receive payment because the subscription agent will send the refund payment through DTC, which will allocate the funds to your bank or broker. Any funds returned will be returned without interest or deduction.

How do I exercise my rights if I live outside the United States?

If you are a rights holder whose address is outside the United States, the subscription agent will not mail rights certificates to you, and your rights certificates will be held by the subscription agent for your account until any instructions are received to exercise your rights. If you are a rights holder whose address is outside the United States, to exercise your rights, you must notify the subscription agent on or prior to 11:00 a.m., New York City time, on November 10, 2022, which is five business days prior to the expiration date for the Rights Offering, unless extended by us, and, if we so request, must establish to our satisfaction that you are permitted to exercise your rights under applicable law. Any questions related to exercising rights should be directed to the subscription agent. If you do not follow these procedures prior to the expiration of the Rights Offering, your rights will expire. We will decide all questions concerning the timeliness, validity, form and eligibility of the exercise of your rights and any such determinations by us will be final and binding.

This Rights Offering is not being made in any state or other jurisdiction in which it would be unlawful to do so, nor are we selling to you, or accepting any offers from you to purchase, shares of common stock if you are a resident of any such state or other jurisdiction. If necessary, we may delay commencement of the Rights Offering in certain states or other jurisdictions in order to comply with the securities law requirements of those states or other jurisdictions. In addition, in certain circumstances, in order to comply with applicable state securities laws, we may not be able to honor all rights even if we have shares of common stock available. We do not anticipate that there will be any changes in the Rights Offering, and we may, in our sole discretion, decline to make modifications to the terms of the Rights Offering requested by regulators in states or other jurisdictions, in which case stockholders who live in those states or other jurisdictions will not be eligible to participate in the Rights Offering.

What are the U.S. federal income tax considerations applicable to U.S. Holders of receiving or exercising rights?

Although the authorities governing transactions such as the Rights Offering are complex and unclear in certain respects (including with respect to the effects of the oversubscription privilege), we believe and intend to take the position that a U.S. Holder's receipt of rights pursuant to the Rights Offering should not be treated as a taxable distribution with respect to such holder's existing shares of common stock for U.S. federal income tax purposes. This position regarding the non-taxable treatment of the Rights Offering is not binding on the IRS or the courts. If this position is finally determined by the IRS or a court to be incorrect, the fair market value of the rights would be taxable to U.S. Holders of our common stock as a dividend to the extent of the U.S. Holder's pro rata share of our current and accumulated earnings and profits, if any, with any excess being treated as a return of capital to the extent thereof and then as capital gain. Although no assurance can be given, the Company anticipates that it will not have current and accumulated earnings and profits through the end of 2022. For a more detailed discussion, including U.S. federal income tax considerations applicable to Non-U.S. Holders, see "Material U.S. Federal Income Tax Consequences" in the Prospectus. You should consult your tax advisor as to the particular considerations applicable to you of the Rights Offering.

What should I do if I have other questions?

If you have questions or need assistance, please contact the information agent, at:

For a more complete description of the Rights Offering, see "The Rights Offering" included in the Prospectus.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  All statements other than statements of historical fact contained in this communication are forward-looking statements, including statements regarding the investment by Patient Square Capital, including the conversion of the notes, the terms of the anticipated rights offering, including the timing of the anticipated rights offering, or if it will occur at all, and stockholder participation in the rights offering.  Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to the conversion of the notes issued pursuant to the Patient Square Capital investment; the timing of the anticipated rights offering, or if it will occur at all, and stockholder participation in the rights offering.  These and other risks are described in greater detail under the section titled “Risk Factors” contained in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).  Any forward-looking statements in this communication are made pursuant to the Private Securities Litigation Reform Act of 1995, as amended, are based on current expectations, forecasts and assumptions, and speak only as of the date of this communication.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

The Company has filed the Registration Statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.   You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain copies of the prospectus, by contacting Morrow Sodali, the information agent for the offering, at:

Morrow Sodali LLC
333 Ludlow Street
5th Floor, South Tower
Stamford, Connecticut 06902
Individuals call toll-free: (800) 662-5200
Banks and Brokerage Firms, please call (203) 658-9400
E-mail: EAR.info@investor.morrowsodali.com

No Offer or Solicitation

This communication shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of securities, nor shall any securities of the Company be offered or sold in any jurisdiction in which such an offer, solicitation or sale would be unlawful. It is an outline of matters for discussion only.  Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.  In connection with the rights offering transaction discussed herein, the Registration Statement was filed with the SEC on August 25, 2022 and amended on October 25, 2022.  Stockholders of the Company are urged to read the Registration Statement and the documents incorporated by reference therein before making any investment decision with respect to the rights offering because they will contain important information regarding the proposed rights offering transaction.  You should not construe the contents of this communication as legal, tax, accounting or investment advice or a recommendation.  You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein.